HomeFAQHow to Vote Vote now on the IPOE + SoFi merger The merger is contingent upon the approval of IPOE's shareholders. And in this deal, retail investor - your vote matters. Since the merger was announced, the IPOE share price has risen by over 35%1. To continue to participate in the value creation opportunity offered by SoFi, a majority of shareholders like you must vote to approve the merger. You must cast your vote as soon as possible before May 27, 2021. Vote NowBackground On January 7, Social Capital Hedosophia V (“SCH” or “IPOE”) announced its merger with SoFi, a leading next-generation financial services platform. Social Capital and IPOE are now seeking your support to complete the proposed merger with SoFi. The board of SCH has unanimously recommended that IPOE shareholders approve the transaction. Click here to read the Chairman’s Letter from Chamath Palihapitiya explaining why he supports the transaction and thinks you should too. If you are an IPOE shareholder and purchased your shares on or before April 29, 2021 you are eligible to vote and will receive a proxy card from your brokerage firm with voting instructions. It is very important that you vote as soon as possible after you receive the proxy card. Vote Now Frequently Asked Questions

Learn more about commonly asked questions related to the proxy vote. Frequently Asked QuestionsCopyright 2021 Additional Information and Where to Find It 1 Based on IPOE stock price at closing on April 30, 2021. This communication relates to a proposed transaction between IPOE and SoFi. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, IPOE has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 includes a document that serves as a prospectus and proxy statement of IPOE, referred to as a proxy statement/prospectus. The proxy statement/prospectus has been distributed to IPOE’s shareholders in connection with IPOE's solicitation of proxies for the vote by IPOE's shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the offer of the securities to be issued to IPOE's security holders in connection with IPOE's proposed domestication as a Delaware corporation in connection with the proposed transaction as described in the Registration Statement. IPOE has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of April 29, 2021, the record date established for the extraordinary general meeting of stockholders relating to the Business Combination. SHAREHOLDERS AND OTHER SECURITY HOLDERS OF IPOE ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by IPOE through the website maintained by the SEC at www.sec.gov/. The documents filed by IPOE with the SEC also may be obtained free of charge at IPOE’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301. Cautionary Statement Regarding Forward Looking Statements This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and IPOE. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of IPOE’s securities, (ii) the risk that the transaction may not be completed by IPOE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by IPOE, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of January 7, 2021, as amended on March 16, 2021, by and among IPOE, Plutus Merger Sub Inc. and SoFi, by the shareholders of IPOE, the satisfaction of the minimum trust account amount following redemptions by IPOE’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against IPOE related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of IPOE’s securities on a national securities exchange, (xi) the price of IPOE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which IPOE plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting IPOE’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Report on Form 10-K, as it may be amended, the registration statement on Form S-4 discussed above, as it may be amended, and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and IPOE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor IPOE gives any assurance that either SoFi or IPOE, or the combined company, will achieve its expectations.